Filed by Axalta Coating Systems Ltd.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Axalta Coating Systems Ltd.

(Commission File No.: 001-36733)

Date: November 24, 2025

The following email sent to certain shareholders is being filed in connection with the proposed merger of equals transaction between Axalta Coating Systems Ltd. and Akzo Nobel N.V.:

Dear Shareholder,

On behalf of the Axalta Coating Systems (NYSE: AXTA) Board of Directors, I wanted to be sure you saw our November 18 press release announcing that Axalta and AkzoNobel have entered into a definitive agreement to combine in an all-stock merger of equals that will drive significant value creation for shareholders.

This merger creates a premier global coatings company with an enterprise value of approximately $25 billion and represents the logical combination of two highly complementary, leading coatings companies to better serve customers. The combined company will be well-positioned for long-term growth through geographic expansion and technological synergies beyond Axalta’s standalone capabilities.

Axalta shareholders will own 45% and AkzoNobel shareholders will own 55% of the combined company on a pro forma basis immediately after the transaction closes, which is expected in late 2026 to early 2027, subject to approval by shareholders of both Axalta and AkzoNobel. As part of the merger, the pro forma company will have a sole listing on the New York Stock Exchange following a period of dual-listing on New York Stock Exchange and Euronext Amsterdam.

We appreciate your team’s continued investment in Axalta and welcome the opportunity to speak with you on the benefits of this transaction. Members of the Axalta management team will make ourselves available to you in the near-term or following our proxy filing. Please let us know if you would like to discuss this announcement before the proxy and we will coordinate schedules.

Best regards,

Colleen

Colleen Lubic

Vice President, Investor Relations

Axalta Coating Systems LLC

1050 Constitution Avenue

Philadelphia, Pennsylvania 19103

AkzoNobel + AXALTA

# Combining to Create a Premier Global Coatings Company

$25B in Enterprise Value

## SUBSTANTIAL VALUE CREATION OPPORTUNITY FOR AXALTA AND AKZONOBEL SHAREHOLDERS

**~$17B**
combined 2024 Revenue

**~20%**
Adj. EBITDA margin and leading cash flow conversion

**$1.5B**
Adj. Free Cash Flow[1] second highest among coatings peers

**~$600M**
of synergies, with 90% expected to be achieved in first 3 years post-close

**2.0 - 2.5x**
target net leverage with commitment to investment grade credit rating

**NYSE Listed**
with opportunity for S&P 500 inclusion

## HIGHLY ATTRACTIVE FINANCIAL PROFILE DRIVING PROFITABLE GROWTH AND SHAREHOLDER RETURNS

FY24A Revenue ($B)[2]



Decorative Paints & Other Coatings
Performance Coatings
$23.1
$16.9
$15.8
$11.6
$10.8
$7.3
$5.3
AkzoNobel
AkzoNobel
RPM

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| FY26E Multiple | 19.6x | | 9.8x | 9.1x[3] | 10.2x | 12.5x[4] | 7.8x |
| FY24A EBITDA Margin | 19.4% | ~19.5% | 18.1% | 13.8% | 15.3% | 15.6% | 21.2% |

### Sales by Geography[5]



10%
Latin America
23%
North America
24%
APAC
43%
EMEA

### Sales by End Market[5,6]



18%
Refinish
10%
Marine & Protective
$16.9B
Total Combined Revenues
(2024A)
13%
Mobility
18%
Industrial
2%
Aerospace
12%
Powder
27%
Decorative

**Top-tier portfolio** with leading positions across seven key end-markets and ~100 globally recognized brands

**Extensive scale** through 173 manufacturing sites worldwide to bring global capabilities to local customers

**Cutting-edge innovation platform,** supported by $400M in combined annual R&D spend across 91 facilities

## TRANSACTION DETAILS

- Axalta shareholders will receive 0.6539 shares of AkzoNobel stock for each share of Axalta common stock owned
- AkzoNobel 55% / Axalta 45% ownership split

## TIMING / APPROVALS

- Expected to close in late 2026 to early 2027
- Combined company will assume a new name and ticker symbol, which will be announced in due course

1 Adjusted Free Cash Flow calculated as reported Free Cash Flow including post-tax synergies and excluding identified items.
2 Combined financial figures do not include adjustments necessary to align to a consistent accounting standard or set of accounting policies. All combined company financial figures represent the addition of each company's as reported metrics inclusive of synergies where applicable.
3 AkzoNobel multiple presented on a GAAP approximate basis.
4 RPM FY ends in May. EBITDA estimates have been calendarized to '26 for comparability.
5 2024A Revenue.
6 Industrial Coatings segment includes Wood Finishes, Coil and Extrusion Coatings, Packaging Coatings, Wood Adhesives, Specialty Plastics for AkzoNobel. Industrial Coatings segment includes Building Products, Energy Solutions, Coil Coatings, Liquid Coatings, E-Coat for Axalta.

Important Information of management is set forth in AkzoNobel’s latest annual report, as filed with the AFM, the Dutch This is a communication by AkzoNobel and Axalta. This communication is issued pursuant to trader register and on its website at https://www.akzonobel.com/en/investors/results-center, and the provisions of Section 17, paragraph 1 of the European Market Abuse Regulation (596/2014) as updated from time to time via filings made by AkzoNobel with the AFM. Additional information in connection with the intended recommended combination, via a merger of equals, of the regarding the interests of persons who may, under the rules of the SEC, be deemed participants in businesses of AkzoNobel and Axalta. the solicitation of Axalta security holders in connection with the proposed transaction, which may, in some cases, be different than those of Axalta’s shareholders generally, including a description General restrictions of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. These This communication is not for release, publication, or distribution, in whole or in part, in or into, documents can be obtained free of charge from the sources indicated above. directly or indirectly, any jurisdiction in which such release, publication, or distribution would be unlawful. Market Data This communication is not a prospectus and the information in this communication is not intended Information provided herein as it relates to the market environment in which each of AkzoNobel to be complete. This communication is for informational purposes only and is not intended to and Axalta operate or any market developments or trends is based on data and reports prepared be and shall not constitute a solicitation of any vote or approval, or an offer to buy or sell, or by third parties and/or AkzoNobel or Axalta based on internal information and information derived the solicitation of an offer to buy or sell, any securities, or an invitation or recommendation to from such third-party sources. Third party industry publications, studies and surveys generally subscribe for, acquire or buy securities of AkzoNobel or Axalta or any other financial products or state that the data contained therein have been obtained from sources believed to be reliable, but securities, in any place or jurisdiction, nor shall there be any offer, solicitation or sale of securities that there is no guarantee of the accuracy or completeness of such data. in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or Cautionary Statement Concerning Forward-Looking Statements qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities This communication contains forward-looking statements as that term is defined in Section 27A Act of 1933, as amended (the “Securities Act”). of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, regarding, among other things, statements Any decision to purchase, subscribe for, otherwise acquire, sell or otherwise dispose of any about management’s expectations of AkzoNobel’s and Axalta’s future operating and financial securities must be made only on the basis of the information contained in and incorporated performance, product development, market position, and business strategy. Such forward-looking by reference into the prospectus with respect to the shares to be allotted by AkzoNobel in the statements can sometimes be identified by the use of forward-looking terms such as “believes,” proposed transaction once published. A prospectus in relation to the proposed transaction “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” described in this communication is expected to be published in due course. “predicts,” “is optimistic,” “is confident,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” The distribution of this communication may, in some countries, be restricted by law or regulation. “continues” or other comparable terms or negatives of these terms, but not all forward-looking Accordingly, persons who come into possession of this document should inform themselves of and statements include such identifying words. You are cautioned not to rely on these forward-observe these restrictions. To the fullest extent permitted by applicable law, AkzoNobel and Axalta looking statements. Forward-looking statements are based upon current plans, estimates and disclaim any responsibility or liability for the violation of any such restrictions by any person. Neither expectations that are subject to risks, uncertainties and assumptions. Should one or more of these AkzoNobel, nor Axalta, nor any of their advisors assume any responsibility for any violation by any risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results person of any of these restrictions. Shareholders of AkzoNobel and Axalta, respectively, with any may vary materially from those indicated or anticipated by such forward-looking statements. We doubt as to their position should consult an appropriate professional advisor without delay. can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such This communication is addressed to and directed only at, persons who are outside the United plans, estimates or expectations include: a condition to the closing of the proposed transaction Kingdom or, in the United Kingdom, at persons who are: (i) persons having professional may not be satisfied; the occurrence of any event that can give rise to termination of the proposed experience in matters relating to investments falling within Article 19(5) of the Financial Services transaction; a regulatory approval that may be required for the proposed transaction is delayed, and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (ii) persons falling is not obtained or is obtained subject to conditions that are not anticipated; AkzoNobel and Axalta within Article 49(2)(a) to (d) of the Order, or (iii) persons to whom it may otherwise lawfully be are unable to achieve the synergies and value creation contemplated by the proposed transaction; communicated pursuant to the Order (all such persons together being referred to as, “Relevant AkzoNobel and Axalta are unable to promptly and effectively integrate their businesses; Persons”). This communication is directed only at Relevant Persons. Other persons should not act management’s time and attention is diverted on transaction related issues; the possibility that or rely on this communication or any of its contents. Any investment or investment activity to which competing offers or acquisition proposals may be made; disruption from the proposed transaction this communication relates is available only to Relevant Persons and will be engaged in only with makes it more difficult to maintain business, contractual and operational relationships; the credit such persons. Solicitations resulting from this communication will only be responded to if the ratings of AkzoNobel or Axalta decline following the proposed transaction; legal proceedings person concerned is a Relevant Person. are instituted against AkzoNobel or Axalta, including resulting expense or delay; AkzoNobel or Axalta is unable to retain or hire key personnel; the communication or the consummation of the Additional Information and Where to Find It In connection with the proposed transaction between AkzoNobel and Axalta, AkzoNobel will proposed acquisition has a negative effect on the market price of the capital stock of AkzoNobel file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on or Axalta or on AkzoNobel’s or Axalta’s operating results; evolving legal, regulatory and tax Form F-4, which will include a proxy statement of Axalta that also constitutes a prospectus with regimes; changes in economic, financial, political and regulatory conditions, in the Netherlands, respect to the shares to be offered by AkzoNobel in the proposed transaction. The definitive the United States and elsewhere, and other factors that contribute to uncertainty and volatility, proxy statement/prospectus will be sent to the shareholders of Axalta. Each of AkzoNobel and natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) Axalta will also file other relevant documents in connection with the proposed transaction. This pandemic), geopolitical uncertainty, and conditions that may result from legislative, regulatory, communication is not a substitute for any registration statement, proxy statement/prospectus or trade and policy changes associated with the current or subsequent United States or Netherlands other documents AkzoNobel and/or Axalta may file with the SEC or any other competent regulator administration; the ability of AkzoNobel or Axalta to successfully recover from a disaster or other in connection with the proposed transaction. This communication does not contain all the business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, information that should be considered concerning the proposed transaction and is not intended security breach, cyber-attack, power loss, telecommunications failure or other natural or man-to form the basis of any investment decision or any other decision in respect of the proposed made event, including the ability to function remotely during long-term disruptions; the impact of transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, public health crises, such as pandemics and epidemics and any related company or governmental STOCKHOLDERS AND SHAREHOLDERS OF AKZONOBEL AND AXALTA ARE URGED TO policies and actions to protect the health and safety of individuals or governmental policies or READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS, AS actions to maintain the functioning of national or global economies and markets, including any APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE similar actions and policies; actions by third parties, including government agencies; the risk that DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY disruptions from the proposed transaction will harm AkzoNobel’s or Axalta’s business, including BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION current plans and operations and/or divert management’s attention from AkzoNobel’s or Axalta’s ABOUT AKZONOBEL, AXALTA, THE PROPOSED TRANSACTION AND RELATED MATTERS. ongoing business operations; certain restrictions during the pendency of the acquisition that The registration statement and proxy statement/prospectus and other relevant documents filed may impact AkzoNobel’s or Axalta’s ability to pursue certain business opportunities or strategic by AkzoNobel and Axalta with the SEC, when filed, will be available free of charge at the SEC’s transactions; AkzoNobel’s or Axalta’s ability to meet expectations regarding the accounting and website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies tax treatments of the proposed transaction; the risks and uncertainties discussed in AkzoNobel’s of the proxy statement/prospectus and other documents filed with the SEC from Axalta’s investor latest annual report as filed with the AFM, the Dutch trader register and on its website at https:// relations webpage at https://ir.axalta.com/sec-filings/all-sec-filings or from AkzoNobel’s investor www.akzonobel.com/en/investors/results-center; and the risks and uncertainties discussed in the relations webpage at https://www.akzonobel.com/en/investors. “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections in Axalta’s reports filed with the SEC. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/ The contents of this communication should not be construed as financial, legal, business, prospectus. Unlisted factors may present significant additional obstacles to the realization of investment, tax or other professional advice. Each recipient should consult with its own forward-looking statements. We caution you not to place undue reliance on any of these forward-professional advisors for any such matter and advice. looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial Participants in the Solicitation This communication is not a solicitation of proxies in connection with the proposed transaction. condition and liquidity, and the development of new markets or market segments in which we However, under SEC rules, AkzoNobel, Axalta and certain of their respective directors and operate, may differ materially from those made in or suggested by the forward-looking statements executive officers and other members of their respective management and employees may be contained in this communication. Except as required by law, neither AkzoNobel nor Axalta deemed to be participants in the solicitation of proxies in connection with the proposed transaction. assumes any obligation to update or revise the information contained herein, which speaks only Information regarding the persons who may, under the rules of the SEC, be deemed participants as of the date hereof. in the solicitation of proxies in connection with the proposed transaction, including a description of Non-GAAP and Non-IFRS Financial Measures their direct or indirect interests in the proposed transaction, by security holdings or otherwise, will This communication contains certain non-GAAP financial measures and/or non-IFRS financial be set forth in the proxy statement/prospectus and other relevant materials when it is filed with the measures that AkzoNobel and Axalta believe are helpful in understanding the anticipated strategic SEC. Information regarding the directors and executive officers of Axalta is contained in Axalta’s and financial benefits of the proposed transaction. AkzoNobel’s and Axalta’s management regularly proxy statement for its 2025 annual meeting of stockholders, filed with the SEC April 22, 2025, its use a variety of financial measures that are not in accordance with GAAP or IFRS for forecasting, Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with budgeting and measuring financial performance. The non-GAAP financial measures and/or the SEC on February 13, 2025, subsequent statements of beneficial ownership on file with the non-IFRS financial measures are not meant to be considered in isolation or as a substitute for SEC, including the Initial Statements of Beneficial Ownership on Form 3, Statements of Change in comparable GAAP or IFRS measures. While AkzoNobel and Axalta believe that these non-GAAP Ownership on Form 4 or Annual Statements of Beneficial Ownership on Form 5 filed with the SEC financial measures and/or non-IFRS financial measures provide meaningful information to help on: 2/19/2025, 2/19/25, 2/19/2025, 2/19/25, 2/19/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, shareholders understand the anticipated strategic and financial benefits of the proposed transaction, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, there are limitations associated with the use of these non-GAAP financial measures and/or non- 3/4/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, IFRS financial measures. These non-GAAP financial measures and/or non-IFRS financial measures 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 8/5/2025, are not prepared in accordance with GAAP or IFRS, are not reported by all of AkzoNobel’s or 8/18/2025, 8/21/2025, 9/23/2025 and 9/23/2025, and other filings made from time to time with Axalta’s competitors and may not be directly comparable to similarly titled measures of AkzoNobel’s the SEC. Information about AkzoNobel’s supervisory board members and members of the board or Axalta’s competitors due to potential differences in the exact method of calculation.

General restrictions

This communication is not for release, publication, or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication, or distribution would be unlawful.

This communication is not a prospectus and the information in this communication is not intended to be complete. This communication is for informational purposes only and is not intended to be and shall not constitute a solicitation of any vote or approval, or an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities, or an invitation or recommendation to subscribe for, acquire or buy securities of AkzoNobel or Axalta or any other financial products or securities, in any place or jurisdiction, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended (the “Securities Act”).

Any decision to purchase, subscribe for, otherwise acquire, sell or otherwise dispose of any securities must be made only on the basis of the information contained in and incorporated by reference into the prospectus with respect to the shares to be allotted by AkzoNobel in the proposed transaction once published. A prospectus in relation to the proposed transaction described in this communication is expected to be published in due course.

The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, AkzoNobel and Axalta disclaim any responsibility or liability for the violation of any such restrictions by any person. Neither AkzoNobel, nor Axalta, nor any of their advisors assume any responsibility for any violation by any person of any of these restrictions. Shareholders of AkzoNobel and Axalta, respectively, with any doubt as to their position should consult an appropriate professional advisor without delay.

This communication is addressed to and directed only at, persons who are outside the United Kingdom or, in the United Kingdom, at persons who are: (i) persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (ii) persons falling within Article 49(2)(a) to (d) of the Order, or (iii) persons to whom it may otherwise lawfully be communicated pursuant to the Order (all such persons together being referred to as, “Relevant Persons”). This communication is directed only at Relevant Persons. Other persons should not act or rely on this communication or any of its contents. Any investment or investment activity to which this communication relates is available only to Relevant Persons and will be engaged in only with such persons. Solicitations resulting from this communication will only be responded to if the person concerned is a Relevant Person.

Additional Information and Where to Find It

In connection with the proposed transaction between AkzoNobel and Axalta, AkzoNobel will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which will include a proxy statement of Axalta that also constitutes a prospectus with respect to the shares to be offered by AkzoNobel in the proposed transaction. The definitive proxy statement/prospectus will be sent to the shareholders of Axalta. Each of AkzoNobel and Axalta will also file other relevant documents in connection with the proposed transaction. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents AkzoNobel and/or Axalta may file with the SEC or any other competent regulator in connection with the proposed transaction. This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF AKZONOBEL AND AXALTA ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT AKZONOBEL, AXALTA, THE PROPOSED TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other relevant documents filed by AkzoNobel and Axalta with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC from Axalta’s investor relations webpage at https://ir.axalta.com/sec-filings/all-sec-filings or from AkzoNobel’s investor relations webpage at https://www.akzonobel.com/en/investors.

The contents of this communication should not be construed as financial, legal, business, investment, tax or other professional advice. Each recipient should consult with its own professional advisors for any such matter and advice.

Participants in the Solicitation

This communication is not a solicitation of proxies in connection with the proposed transaction. However, under SEC rules, AkzoNobel, Axalta and certain of their respective directors and executive officers and other members of their respective management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests in the proposed transaction, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of Axalta is contained in Axalta’s proxy statement for its 2025 annual meeting of stockholders, filed with the SEC April 22, 2025, its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 13, 2025, subsequent statements of beneficial ownership on file with the SEC, including the Initial Statements of Beneficial Ownership on Form 3, Statements of Change in Ownership on Form 4 or Annual Statements of Beneficial Ownership on Form 5 filed with the SEC on: 2/19/2025, 2/19/25, 2/19/2025, 2/19/25, 2/19/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 8/5/2025, 8/18/2025, 8/21/2025, 9/23/2025 and 9/23/2025, and other filings made from time to time with the SEC. Information about AkzoNobel’s supervisory board members and members of the board of management is set forth in AkzoNobel’s latest annual report, as filed with the AFM, the Dutch trader register and on its website at https://www.akzonobel.com/en/investors/results-center, and as updated from time to time via filings made by AkzoNobel with the AFM. Additional information regarding the interests of persons who may, under the rules of the SEC, be deemed participants in the solicitation of Axalta security holders in connection with the proposed transaction, which may, in some cases, be different than those of Axalta’s shareholders generally, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Market data

Information provided herein as it relates to the market environment in which each of AkzoNobel and Axalta operate or any market developments or trends is based on data and reports prepared by third parties and/or AkzoNobel or Axalta based on internal information and information derived from such third-party sources. Third party industry publications, studies and surveys generally state that the data contained therein have been obtained from sources believed to be reliable, but that there is no guarantee of the accuracy or completeness of such data.

Cautionary Statement Concerning Forward-Looking Statements

This communication contains forward-looking statements as that term is defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, regarding, among other things, statements about management’s expectations of AkzoNobel’s and Axalta’s future operating and financial performance, product development, market position, and business strategy. Such forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms, but not all forward-looking statements include such identifying words. You are cautioned not to rely on these forward-looking statements. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the proposed transaction may not be satisfied; the occurrence of any event that can give rise to termination of the proposed transaction; a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; AkzoNobel and Axalta are unable to achieve the synergies and value creation contemplated by the proposed transaction; AkzoNobel and Axalta are unable to promptly and effectively integrate their businesses; management’s time and attention is diverted on transaction related issues; the possibility that competing offers or acquisition proposals may be made; disruption from the proposed transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of AkzoNobel or Axalta decline following the proposed transaction; legal proceedings are instituted against AkzoNobel or Axalta, including resulting expense or delay; AkzoNobel or Axalta is unable to retain or hire key personnel; the communication or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of AkzoNobel or Axalta or on AkzoNobel’s or Axalta’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in the Netherlands, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent United States or Netherlands administration; the ability of AkzoNobel or Axalta to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions; the impact of public health crises, such as pandemics and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; actions by third parties, including government agencies; the risk that disruptions from the proposed transaction will harm AkzoNobel’s or Axalta’s business, including current plans and operations and/or divert management’s attention from AkzoNobel’s or Axalta’s ongoing business operations; certain restrictions during the pendency of the acquisition that may impact AkzoNobel’s or Axalta’s ability to pursue certain business opportunities or strategic transactions; AkzoNobel’s or Axalta’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risks and uncertainties discussed in AkzoNobel’s latest annual report as filed with the AFM, the Dutch trader register and on its website at https://www.akzonobel.com/en/investors/results-center; and the risks and uncertainties discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections in Axalta’s reports filed with the SEC. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, neither AkzoNobel nor Axalta assumes any obligation to update or revise the information contained herein, which speaks only as of the date hereof.

Non-GAAP and Non-IFRS Financial Measures

This communication contains certain non-GAAP financial measures and/or non-IFRS financial measures that AkzoNobel and Axalta believe are helpful in understanding the anticipated strategic and financial benefits of the proposed transaction. AkzoNobel’s and Axalta’s management regularly use a variety of financial measures that are not in accordance with GAAP or IFRS for forecasting, budgeting and measuring financial performance. The non-GAAP financial measures and/or non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP or IFRS measures. While AkzoNobel and Axalta believe that these non-GAAP financial measures and/or non-IFRS financial measures provide meaningful information to help shareholders understand the anticipated strategic and financial benefits of the proposed transaction, there are limitations associated with the use of these non-GAAP financial measures and/or non-IFRS financial measures. These non-GAAP financial measures and/or non-IFRS financial measures are not prepared in accordance with GAAP or IFRS, are not reported by all of AkzoNobel’s or Axalta’s competitors and may not be directly comparable to similarly titled measures of AkzoNobel’s or Axalta’s competitors due to potential differences in the exact method of calculation.